ROCK RESOURCES INC.

(the "Company")

NEWS RELEASE

February 13, 2002

Incentive Stock Options: Rock Resources Inc. (the "Company") would like to announce that, subject to the approval of the Canadian Venture Exchange, it has granted Incentive Stock Options in the amount of 283,000 shares, exercisable on or before February 13, 2003 at a price of $0.15 per share. There is a 4 month hold period on CDNX approved stock options.

On behalf of the Board of Directors:

"Thomas J. Kennedy"

Thomas J. Kennedy
President

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities of the corporation have not been and will not be registered under the U.S. Securities Act, 1933, as amended, and subject to certain exemptions may not be offered or sold in the United States or to U.S. persons. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CDNX RCK
Suite #910 - 510 Burrard Street, Vancouver, BC V6C 3A8
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources..com - Web Site: www.rockresources.com